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EXHIBIT (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Nine Months Ended November 3, 2001 and October 28, 2000
and for the Five Years Ended February 3, 2001

    (Millions of Dollars)

	Nine Months Ended				Fiscal Year Ended
	Nov. 3	,	Oct. 28	,	Feb. 3	,	Jan. 29	,	Jan. 30	,	Jan. 31	,	Feb. 1	,
	2001		2000		2001		2000		1999		1998		1997
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$711		$712		$1,264		$1,185		$962		$802		$474
Income taxes	436		446		789		751		594		524		309

Total earnings before extraordinary charges	1,147		1,158		2,053		1,936		1,556		1,326		783

Fixed charges:
Interest expense	377		336		467		415		421		437		464
Interest portion of rental expense	48		51		77		69		63		59		59

Total fixed charges	425		387		544		484		484		496		523

Less:
Capitalized interest	(30)		(22)		(31)		(16)		(16)		(16)		(16)

Fixed charges in earnings	395		365		513		468		468		480		507

Earnings available for fixed charges	$1,542		$1,523		$2,566		$2,404		$2,024		$1,806		$1,290

Ratio of earnings before extraordinary charges to fixed charges	3.63		3.93		4.72		4.96		4.18		3.65		2.46

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$425		$387		$544		$484		$484		$496		$523
Dividends on preferred stock (pre-tax basis)	-		-		-		29		32		35		37

Total fixed charges and preferred stock dividends	425		387		544		513		516		531		560

Earnings available for fixed charges and preferred stock dividends	$1,542		$1,523		$2,566		$2,404		$2,024		$1,806		$1,290

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	3.63		3.93		4.72		4.69		3.92		3.40		2.30

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  EXHIBIT (12)